UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

Revolve Group, Inc.

(Name of Issuer)

Class A common stock

(Title of Class of Securities)

76156B107

(CUSIP Number)

December 31, 2021

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

 ☐Rule 13d-1(b)

 ☐Rule 13d-1(c)

 ☒Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 76156B107	Schedule 13G	Page 2 of 8

1		Names of Reporting Persons MMMK Development, Inc.
2		Check the Appropriate Box if a Member of a Group a) ☐ b) ☐
3		SEC Use Only
4		Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0
	6	Shared Voting Power 32,921,573(1)
	7	Sole Dispositive Power 0
	8	Shared Dispositive Power 32,921,573(1)
9		Aggregate Amount Beneficially Owned by Each Reporting Person 32,921,573(1)
10		Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11		Percent of Class Represented by Amount in RoW (9) 45.5%(2)
12		Type of Reporting Person HC, CO

(1)

Represents an equal number of shares of Class B common stock, which are convertible into shares of Class A common stock on a one-for-one basis at any time at the holder’s election, and which convert automatically upon any transfer.  Such shares are directly held by MMMK Development, Inc. for the benefit of Michael Karanikolas and Michael Mente. Messrs. Karanikolas and Mente are the stockholders of MMMK Development, Inc. and share voting and dispositive power over the shares held by MMMK Development, Inc.

(2)

Based on 39,482,536 shares of Class A common stock outstanding as of October 28, 2021, as reported in Revolve Group, Inc.’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2021, filed with the Securities and Exchange Commission on November 4, 2021.

CUSIP No. 76156B107	Schedule 13G	Page 3 of 8

1		Names of Reporting Persons Michael Karanikolas
2		Check the Appropriate Box if a Member of a Group a) ☐ b) ☐
3		SEC Use Only
4		Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 123,000(1)
	6	Shared Voting Power 32,921,573(2)
	7	Sole Dispositive Power 123,000(1)
	8	Shared Dispositive Power 32,921,573(2)
9		Aggregate Amount Beneficially Owned by Each Reporting Person 33,044,573(3)
10		Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11		Percent of Class Represented by Amount in RoW (9) 45.6%(3)(4)
12		Type of Reporting Person IN

(1)	Represents shares of Class A common stock, which are held directly by Michael Karanikolas.

(2)

Represents an equal number of shares of Class B common stock, which are convertible into shares of Class A common stock on a one-for-one basis at any time at the holder’s election, and which convert automatically upon any transfer.  Such shares are directly held by MMMK Development, Inc. for the benefit of Michael Karanikolas and Michael Mente. Messrs. Karanikolas and Mente are the stockholders of MMMK Development, Inc. and share voting and dispositive power over the shares held by MMMK Development, Inc.

(3)

Includes (i) 123,000 shares of Class A common stock held directly by Mr. Karanikolas and (ii) 32,921,573 shares of Class B common stock held by MMMK Development, Inc. for the benefit of Messrs. Karanikolas and Mente.

(4)

Based on 39,482,536 shares of Class A common stock outstanding as of October 28, 2021, as reported in Revolve Group, Inc.’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2021, filed with the Securities and Exchange Commission on November 4, 2021.

CUSIP No. 76156B107	Schedule 13G	Page 4 of 8

1		Names of Reporting Persons Michael Mente
2		Check the Appropriate Box if a Member of a Group a) ☐ b) ☐
3		SEC Use Only
4		Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 108,331(1)
	6	Shared Voting Power 32,921,573(2)
	7	Sole Dispositive Power 108,331 (1)
	8	Shared Dispositive Power 32,921,573(2)
9		Aggregate Amount Beneficially Owned by Each Reporting Person 33,029,904(3)
10		Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11		Percent of Class Represented by Amount in RoW (9) 45.6%(3)(4)
12		Type of Reporting Person IN

(1)

Represents (i) 73,000 shares of Class A common stock directly held by Mr. Mente and (ii) 35,331 shares of Class B common stock directly held by Mr. Mente, which are convertible into shares of Class A common stock on a one-for-one basis at any time at the holder’s election, and which convert automatically upon any transfer.

(2)

Represents an equal number of shares of Class B common stock, which are convertible into shares of Class A common stock on a one-for-one basis at any time at the holder’s election, and which convert automatically upon any transfer.  Such shares are directly held by MMMK Development, Inc. for the benefit of Michael Karanikolas and Michael Mente. Messrs. Karanikolas and Mente are the stockholders of MMMK Development, Inc. and share voting and dispositive power over the shares held by MMMK Development, Inc.

(3)

Includes (i) 73,000 shares of Class A common stock held directly by Mr. Mente; (ii) 35,331 shares of Class B common stock held directly by Mr. Mente; and (iii) 32,921,573 shares of Class B common stock held by MMMK Development, Inc. for the benefit of Messrs. Mente and Karanikolas.

(4)

Based on 39,482,536 shares of Class A common stock outstanding as of October 28, 2021, as reported in Revolve Group, Inc.’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2021, filed with the Securities and Exchange Commission on November 4, 2021.

CUSIP No. 76156B107	Schedule 13G	Page 5 of 8

Item 1.(a) Name of Issuer:

Revolve Group, Inc.

(b) Address of Issuer’s Principal Executive Offices or, if none, Residence:

12889 Moore Street

Cerritos, California 90703

Item 2.(a) Name of Person Filing:

This Schedule 13G is being filed by each of the following persons (each a “Reporting Person,” and together, the “Reporting Persons”):

MMMK Development, Inc.

Michael Karanikolas

Michael Mente

(b) Address or Principal Business Office:

The address for each of the Reporting Persons is c/o Revolve Group, Inc., 12889 Moore Street, Cerritos, California 90703.

(c) Citizenship:

MMMK Development, Inc. is incorporated in the state of Delaware and each of Michael Karanikolas and Michael Mente are citizens of the United States.

(d) Title of Class of Securities:

Class A Common Stock, $0.001 par value

(e) CUSIP No:

76156B107

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

Not applicable.

Item 4.Ownership.

(a)   Amount beneficially owned: See the responses to Item 9 on the attached cover pages.

(b)   Percent of class: See the responses to Item 11 on the attached cover pages.

(c)   Number of shares as to which such person has:

(i)Sole power to vote or to direct the vote: See the responses to Item 5 on the attached cover pages.

(ii)Shared power to vote or to direct the vote: See the responses to Item 6 on the attached cover pages.

(iii)	Sole power to dispose or to direct the disposition of: See the responses to Item 7 on the attached cover pages.

CUSIP No. 76156B107	Schedule 13G	Page 6 of 8

(iv)	Shared power to dispose or to direct the disposition of: See the responses to Item 8 on the attached cover pages.

Item 5Ownership of 5 Percent or Less of the Class:

Not Applicable

Item 6Ownership of More than 5 Percent on Behalf of Another Person:

Not Applicable

Item 7	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person:

Not Applicable

Item 8Identification and Classification of Members of the Group:

Not Applicable

Item 9Notice of Dissolution of Group:

Not Applicable

Item 10Certifications:

Not Applicable

CUSIP No. 76156B107	Schedule 13G	Page 7 of 8

SIGNATURE

After reasonable inquiry and to the best of the undersigned’s knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: February 4, 2022

MMMK DEVELOPMENT, INC.

By:	/s/ Nancy Herrman
Name:	Nancy Herrman
Title:	President

MICHAEL KARANIKOLAS

/s/ Michael Karanikolas

MICHAEL MENTE

/s/ Michael Mente

CUSIP No. 76156B107	Schedule 13G	Page 8 of 8

EXHIBIT INDEX

The following exhibits are filed herewith as part of this Schedule 13G:

Exhibit Number	Exhibit
99.1	Joint Filing Agreement